August 21, 2020


Carlo Alberto Sisto
President
New Holland Credit Company, LLC.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

       Re:    CNH Equipment Trust 2019-A
              Form 10-K
              Filed March 23, 2020
              File No. 333-206749

Dear Mr. Sisto:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Katherine Hsu

                                                          Katherine Hsu
                                                          Office Chief
                                                          Office of Structured
Finance